Exhibit 1.01

NeuroMetrix, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2015

Company Overview

NeuroMetrix, Inc. (the “Company”) develops and markets medical devices. Its products include:

•	The Quell Pain Management System, an OTC wearable device designed for relief of chronic, intractable pain, such as painful diabetic neuropathy, or PDN .
•	The SENSUS Pain Management System designed for relief of chronic, intractable pain, such as PDN .

•	The NC-stat DPNCheck test to evaluate systemic neuropathies such as diabetic peripheral neuropathy, or DPN .

•	The ADVANCE NCS/EMG System for the performance of traditional nerve conduction studies and invasive electromyography procedures.

Background – Dodd-Frank

U.S. Securities and Exchange Commission (“SEC”) rules, adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd Frank”), require us to file with the SEC a report disclosing whether our products contain certain metals (gold, tin, tungsten or tantalum, collectively, the “Conflict Minerals”), the trade in which sometimes partially finances or benefits armed groups operating in the Democratic Republic of Congo and surrounding region (the “Conflict Area”). Our products contain metal components including certain Conflict Minerals. For instance, integrated circuit boards which are an essential component of our devices contain tantalum, tin and gold. However, NeuroMetrix is not a vertically integrated manufacturer. We rely on contract manufacturers to build our products or we perform final assembly from lower level parts supplied by contract manufacturers and others. We are, therefore, several levels removed from the actual mining of conflict minerals. We do not purchase raw ore of unrefined conflict minerals and make no purchases from smelters in the Democratic Republic of Congo or adjacent countries. To prepare this report for 2015 we conducted inquiries of our suppliers and performed due diligence measures. This report describes our Conflict Minerals process and conclusions.

Reasonable Country of Origin Inquiry

NeuroMetrix conducted a reasonable country of origin inquiry (RCOI) to determine which of our products or parts contain Conflict Minerals and whether these products or parts originated in the Conflict Area. We asked our contract manufacturing supplier to provide information on 1) the Conflict Minerals contained in each of the parts supplied by them, and 2) the source of the Conflict Minerals. Also, we obtained from our contract manufacturing supplier their Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. Based on our RCOI and supplier response, we were unable to determine whether Conflict Minerals utilized in the production of certain supplier parts may have originated in the Conflict Area.

Due Diligence Process

NeuroMetrix’s due diligence approach was guided by the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chain of Materials from Conflict-Affected and High Risk Areas (OECD Guidance), an internationally recognized due diligence framework. Our due diligence approach encompassed 1) the development of management systems including a clear policy on Conflict Minerals and expectations of our suppliers, 2) assessment of upstream risk in our supply chain, and 3) design of a strategy to respond to identified risks. As a smaller reporting company, we are not currently required to engage an independent auditor in our due diligence process.

Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

“Conflict Minerals” refers to tin, tantalum, tungsten and gold mined in the Democratic Republic of the Congo and surrounding countries (the “Conflict Area”) where trade may be partially financing armed groups engaged in violence, human rights violations and environmental abuses. The United States Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) requires certain SEC-reporting companies to annually report on their use on Conflict Minerals.

To meet its Dodd-Frank obligations, NeuroMetrix has adopted due diligence measures guided by the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chain of Materials from Conflict-Affected and High Risk Areas (OECD Guidance), an internationally recognized due diligence framework. NeuroMetrix expects its suppliers to:

•	comply with the Dodd-Frank regulation and provide all necessary declarations;

•	source materials from socially responsible suppliers, meaning that suppliers are to obtain required Conflict Minerals through confirmed non-conflict sources; and

•	pass sourcing requirements on to their supply chain if they do not source directly from smelters and determine the source of specified minerals.

NeuroMetrix reviews compliance with these standards in making supplier business decisions.

Please contact NeuroMetrix Investor Relations at http://investor.neurometrix.com/contactus.cfm with any questions or requests for information.

Due Diligence Results

Our supply chain due diligence efforts indicated the Conflict Minerals tantalum, tin and gold are contained in certain NeuroMetrix products. We and our contract manufacturing supplier have been unable to conclusively determine the origin of those minerals. Accordingly, the origin of the Conflict Minerals contained in our products is considered to be DRC Conflict Undeterminable.

Risk Mitigation

We will evaluate steps to improve our due diligence efforts and further mitigate the risk that Conflict Minerals in our products could benefit armed groups in the Conflict Area. These steps may include 1) the addition of a Conflict Minerals clause in future supplier agreements, and 2) periodic reviews of the diligence efforts of our contract manufacturing supplier to assess the origin of Conflict Minerals in their upstream supply chain.

Availability of this Report

A copy of The Company's Conflict Minerals Report is publicly available at: http://investor.neurometrix.com/corporate-governance.cfm .